UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **March 1, 2010**

BI-OPTIC VENTURES, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	000-49685	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1030 West Georgia St, #1518 **Vancouver, British Columbia, Canada**	**V6E 2Y3**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-2646

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

a. **Bi-Optic Ventures Inc. (the "Company")** wishes to announce it has negotiated a non-brokered private placement of units for up to $800,000 in gross proceeds. The financing will consist of up to 8,000,000 units (the "**Units**"). Each Unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant, offered at a price of $0.10 per Unit. Each share purchase warrant forming a part of the Units will entitle the holder thereof to acquire one additional common share of the Company at a price of $0.15 per share at any time prior to the date that is 24 months from the date of issuance. Net proceeds from the financing will be utilized to explore possible acquisitions and for general working capital purposes. Finders fees may be payable in connection with the financing as permitted under the policies of the TSX Venture Exchange.

   Refer to the press release in Exhibit 99.1 for additional information.

b. **Bi-Optic Ventures Inc. (the "Company")** wishes to correct the share purchase warrant terms for its non-brokered private placement as previously announced on March 1, 2010. The news release should have read that one share purchase warrant will entitle the holder thereof to acquire one additional common share of the Company at a price of $0.15 per share at any time prior to the date that is 12 months from the date of issuance and not 24 months. All other terms with respect to the private placement remains unchanged.

   Refer to the press release in Exhibit 99.2 for additional information.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:
   99.1. Press Release; dated 3/1/2010
   99.2. Press Release; dated 3/3/2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: <u>March 4, 2010</u>   Bi-Optic Ventures Inc.
                                    (Registrant)

/s/ *Harry Chew*
(Signature)
(Harry Chew, President/CEO/CFO/Director)

Exhibit 99.1

BI-OPTIC VENTURES INC.

March 1, 2010
Trading Symbol: TSXV – BOV.H
OTC – BOVKF

<u>NON-BROKERED PRIVATE PLACEMENT</u>

Vancouver, B.C. – MARCH 1, 2010 – Bi-Optic Ventures Inc. (the "Company") wishes to announce it has negotiated a non-brokered private placement of units for up to $800,000 in gross proceeds. The financing will consist of up to 8,000,000 units (the "**Units**"). Each Unit will consist of one common share in the capital of the Company and one non-transferable share purchase warrant, offered at a price of $0.10 per Unit. Each share purchase warrant forming a part of the Units will entitle the holder thereof to acquire one additional common share of the Company at a price of $0.15 per share at any time prior to the date that is 24 months from the date of issuance. Net proceeds from the financing will be utilized to explore possible acquisitions and for general working capital purposes. Finders fees may be payable in connection with the financing as permitted under the policies of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS
"Harry Chew"
Harry Chew
President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward Looking Information: This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

_____
Suite #1518-1030 West Georgia St., Vancouver, BC Canada V6E 2Y3
Phone (604) 689-2646 Fax (604) 689-1289

Exhibit 99.2

BI-OPTIC VENTURES INC.

March 3, 2010

Trading Symbol: TSXV – BOV.H
OTC – BOVKF

NON-BROKERED PRIVATE PLACEMENT

Vancouver, B.C. – MARCH 3, 2010 – Bi-Optic Ventures Inc. (the "Company") wishes to correct the share purchase warrant terms for its non-brokered private placement as previously announced on March 1, 2010. The news release should have read that one share purchase warrant will entitle the holder thereof to acquire one additional common share of the Company at a price of $0.15 per share at any time prior to the date that is 12 months from the date of issuance and not 24 months. All other terms with respect to the private placement remains unchanged.

ON BEHALF OF THE BOARD OF DIRECTORS
"Harry Chew"
Harry Chew
President

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Forward Looking Information: This news release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

_____
Suite #1518-1030 West Georgia St., Vancouver, BC Canada V6E 2Y3
Phone (604) 689-2646 Fax (604) 689-1289